SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2017
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: April 3, 2017

List of materials

Documents attached hereto:

i) Press release announcing Closing of Sale of Equity Interest in Sony Electronics Huanan Co., Ltd. by Sony’s Chinese Subsidiary

News & Information	Sony Corporation 1-7-1 Konan, Minato-ku, Tokyo

Closing of Sale of Equity Interest in Sony Electronics Huanan Co., Ltd.
by Sony’s Chinese Subsidiary

Sony (China) Ltd., a wholly-owned Chinese subsidiary of Sony Corporation (“Sony”), has completed on April 1, 2017 the transfer of all of the equity interest in its wholly-owned subsidiary, Sony Electronics Huanan Co., Ltd. (“SEH”), which manufactures camera modules, to Shen Zhen O-film Tech Co., Ltd. in accordance with the definitive agreement announced on November 7, 2016.

The consideration for the transfer is approximately 234 million U.S. dollars, including SEH’s debts and the previously announced sales price of 95 million U.S. dollars, all of which is subject to customary post-closing adjustments.

As the result of the transfer, Sony expects to record a gain of approximately 27 billion yen in operating income in the first quarter of the fiscal year ending March 31, 2018.

Sony Electronics Huanan Co., Ltd.  Company Profile

Date Established	March 2, 2004
Location	No.7 Shenzhou Road, Science Park of GETDD. Guangzhou 510660, China
Capital	73 million US$ (as of March 31, 2016)
Shareholding Ratio	Sony (China) Ltd.: 100% (as of March 31, 2016)
Type of Business	Manufacture of camera modules
Employee Headcount	Approximately 4,000 (as of March 31, 2016)

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